UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒

Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

	BHP Billiton Limited	BHP Billiton Plc
	180 Lonsdale Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1BH UK
	GPO BOX 86A	Tel +44 20 7802 4000
30 September 2012	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 4372	bhpbilliton.com
bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

BASE METALS BRIEFING AND CHILEAN SITE TOUR

BHP Billiton advises that there will be a Base Metals briefing on Sunday 30 September. A tour of Escondida will commence on Monday 1 October. The Chilean visit will conclude with a tour of the Spence operation on Tuesday 2 October.

A copy of the Non-ferrous overview by Andrew Mackenzie, Chief Executive Non-ferrous, is attached together with presentations that will be delivered by Peter Beaven, President Base Metals, Margaret Beck, Vice President Finance - Base Metals and Shaun Verner, Vice President Marketing – Base Metals.

The individual Chilean site tour presentations will be available on the BHP Billiton website at www.bhpbilliton.com.

Jane McAloon

Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

Escondida

Base Metals briefing and Chilean site tour

Non-ferrous overview

Andrew Mackenzie Chief Executive Non-ferrous

30 September 2012

Disclaimer

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2012 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission (“SEC”). Any estimates and projections in this presentation are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this presentation is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein.

Non-IFRS financial information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review

No offer of securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Reliance on third party information

The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 2

Disclaimer

Mineral Resources

This presentation includes information on Exploration Results (Potential Mineralisation) and Mineral or Coal Resources (inclusive of Ore Reserves). Mineral Resources are compiled by: S O’Connell (MAusIMM) Olympic Dam, J McElroy (MAusIMM) Saskatchewan Potash, L Soto (MAusIMM), M Cortes (MAusIMM) and R Preece (FAusIMM) – Escondida mineral district, J Céspedes (MAusIMM) – Cerro Colorado and Spence, R Preece (FAusIMM) – Antamina and Base Metals North America Pinto Valley, and A Edwards (MAusIMM) – Cannington. This is based on Mineral Resource information in the BHP Billiton Annual Reports for 2008 and 2012 for all assets. All reports can be found at www.bhpbilliton.com.

Exploration Targets (Potential Mineralisation) are compiled by: Olympic Dam: M Carew (MAusIMM); Potash: J McElroy (MAusIMM); Escondida, Spence, Cerro Colorado, Base Metals North America Pinto Valley and Resolution: J des Rivieres (IGI); – (Olympic Dam, Potash and Escondida were previously reported in the BHP Billiton’s Bank of America Merrill Lynch Global Metals, Mining & Steel Conference Presentation, 15 May 2012, and Spence and Cerro Colorado were previously reported in the BHP Billiton’s, Building momentum in Base Metals Presentation, 27 June 2012).

All information is reported under the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004’ (the JORC Code) by the above-mentioned persons who are employed by BHP Billiton and have the required qualifications and experience to qualify as Competent Persons for Mineral or Coal Resources or Exploration Results under the JORC Code.

The compilers verify that this report is based on and fairly reflects the Exploration Targets and Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 3

Disclaimer

Mineral Resource classification (100% basis) for each province, where relevant, are contained in Table 1.

Table 1

Province		Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	Range of Potential Mineralisation (Bt)			BHP Billiton interest
					Low	Mid	High	%
Escondida district	FY2012	4,069 @ 0.72% Cu	4,986 @ 0.57% Cu	12,635 @ 0.47% Cu	16 @ 0.4-0.6% Cu	23 @ 0.4-0.6% Cu	43 @ 0.5-0.6% Cu	57.5
	FY2008	1,819 @ 0.84% Cu	2,984 @0.70% Cu	4,233 @ 0.53% Cu				57.5
Cerro Colorado	FY2012	96 @ 0.66% Cu	317 @ 0.64% Cu	82 @ 0.58% Cu	1.3 @ 0.35-0.45% Cu	1.7 @ 0.35-0.45% Cu	3.2 @ 0.35-0.45% Cu	100
	FY2008	135 @ 0.70% Cu	93 @ 0.62% Cu	129 @ 0.56% Cu				100
Spence	FY2012	232 @ 0.91% Cu	1,315 @ 0.47% Cu	1,260 @ 0.37% Cu	0.8 @ 0.4-0.5% Cu	1.2 @ 0.4-0.5% Cu	1.9 @ 0.4-0.5% Cu	100
	FY2008	196 @ 1.16% Cu	190 @ 0.70% Cu	13 @ 0.43 Cu				100
Antamina	FY2012	169 @ 0.83% Cu 0.6% Zn, 9 g/t Ag 0.03% Mo	990 @ 0.91% Cu 0.6% Zn, 10 g/t Ag 0.02% Mo	706 @ 0.73% Cu 0.4% Zn, 9 g/t Ag 0.01% Mo				33.75
	FY2008	186 @ 0.94% Cu	751 @ 1.01% Cu	585 @ 0.83% Cu				33.75
Base Metals North America Pinto Valley	FY2012	63 @ 0.33% Cu	200 @ 0.35% Cu	6 @ 0.21% Cu	3 @ 0.35-0.45% Cu	4 @ 0.35-0.45% Cu	6 @ 0.35-0.45% Cu	100
	FY2008	515 @ 0.14% Cu	203 @ 0.35% Cu	6 @ 0.21% Cu				100
Resolution	FY2012				2 @ 1.4-1.6% Cu 400 ppm Mo	3 @ 1.5-1.7% Cu, 400 ppm Mo	4 @ 1.3-1.5% Cu 400 ppm Mo	45
Cannington	FY2012	59 @ 211g/t Ag, 5.8% Pb, 3.3% Zn	22 @ 119g/t Ag, 3.8% Pb, 2.5% Zn	17 @ 90g/t Ag, 3.1% Pb, 2.0% Zn				100
Olympic Dam	FY2012	1,474 @ 1.03% Cu, 0.30 kg/t U_3O_8, 0.35 g/tAu	4,843 @ 0.84% Cu, 0.27 kg/t U_3O_8, 0.34 g/tAu	3,259 @ 0.70% Cu, 0.23 kg/t U_3O_8, 0.25 g/tAu	1.2 @ 1.08% Cu	2.4 @ 1.08% Cu	3.6 @ 1.08% Cu	100
Potash	FY2012	0.35-	3,320 @ 25.7% K_2O	131 @ 26.9% K_2O	2.7	5.4	8.1	100

BHP Billiton Base Metals site tour, 30 September 2012 Slide 4

Chilean site tour program

bhpbilliton
resourcing the future

Day 1: Sunday, 30 September 2012	
Welcome and safety induction	Brendan Harris
Non-ferrous overview	Andrew Mackenzie
Well positioned to deliver low risk copper growth	Peter Beaven
Base Metals performance overview	Margaret Beck
Low risk, high return projects	Peter Beaven
Our confidence in the long term outlook for copper	Shaun Verner
Coloso Port site tour	Pedro Damjanic
Chile update	Maria Olivia Recart
Santiago project hub	Carlos Mesquita
Examining the broader portfolio	Peter Beaven
Day 2: Monday, 1 October 2012	
Escondida presentation	Edgar Basto
Escondida site tour	
Day 3: Tuesday, 2 October 2012	
Pampa Norte presentation	Ivan Arriagada
Spence site tour	

BHP Billiton Base Metals site tour, 30 September 2012

Slide 5

Key themes

• A strong, experienced and well established management team

• A high quality and uniquely diversified portfolio

• Building strong momentum in our Base Metals business

• Targeting a substantial reduction in costs

• Our longer term development options

BHP Billiton Base Metals site tour, 30 September 2012 Slide 6

Non-ferrous leadership team

Strong, experienced and well established

Products Valle Timothy Cutt

Philip Protocol

Montgomery Stefan Buys

BHP Billiton Base Metals site tour, 30 September 2012 Slide 7

A high quality and uniquely diversified portfolio


Copper
Potash
Silver
Offices
Legend
100+
Resource
Potential Mineralisation
Ratio (years)
Minerals - minimum mineral inventory life at FY12 production rates
Note: Includes producing assets, major projects in execution and specific longer term development options. Excludes diamonds as this business is under review.
Saskatoon
Jansen Project
100+
London
Base Metals North America
100+
35+
Antamina
Cerro Colorado
100+
100+
Spence
Escondida
100+
Project Hub
Santiago
Minerals Exploration
Marketing Hub Singapore
30+
Cannington
Olympic Dam
Adelaide
100+

The Inventory Life is estimated from the mineral inventory (sum of Potential Mineralisation and Mineral Resources) stated on a 100% basis. The detailed breakdown of Mineral Resources for all assets are shown in the BHP Billiton FY12 Annual Report. Potential mineralisation values in the pie charts above is the mid case of a range of values that are presented in the Disclaimer slide of this presentation. The range of Potential Mineralisation is estimated from geological information including boreholes, outcrops and geophysical information. The potential quantity is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource. It should not be expected that the quality of the Potential Mineralisation is equivalent to that of the Mineral Resource. The minimum mineral inventory or Inventory Life in years is the mineral inventory divided by the FY12 production rate (for Potash this is the expected FY20 production rate and for Base Metals North America Pinto Valley it is the nominal production rate) and does not imply that any mine planning has been completed. Refer to disclaimer on slides 3 and 4 as presented on 30 September 2012.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 8

Building strong near term momentum

bhpbilliton
resourcing the future

- Low risk, high return brownfield projects and the release of latent capacity underpin the strong near term outlook
- Multiple low risk projects on time and on budget
  - two projects (Escondida Ore Access and Antamina Expansion) delivered first production in FY12
  - low complexity Pinto Valley restart expected by end CY12
  - Escondida Organic Growth Project 1 on schedule to be commissioned in CY15
- Total copper production is forecast to grow at a CAGR of +10% to end FY15
  - copper production growth of more than 350 ktpa (BHP Billiton share) to end of FY15

Copper production growth[1]
(index, FY12=100)



150
100
50
0
Other Base Metals
Escondida
CAGR: +10%
(FY12 to FY15)
FY11
FY12
FY13e
FY15e

Note: Excludes Uranium CSG.
1. BHP Billiton share.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 9

Targeting a substantial reduction in costs

• Cost inflation continues to impact the global Effective asset utilisation1 in FY12 mining industry (%) 90%

• We are committed to reducing costs in FY13

• We will achieve this by

– diluting our costs over a larger base as substantial latent capacity is released at a number of major operations and recently completed projects ramp-up – reducing general overhead costs and our business development spend – increasing operating and capital productivity Hillsid

e

Escondida

1. Excludes assets where major projects are in commissioning phase or in the process of ramp-up (Worsley, Antamina, WAIO and NSW Energy Coal). Excludes the non-operated Richards Bay Minerals operation, the EKATI diamond mine (both part of the D&SP CSG) and Onshore US (Petroleum CSG). Spence and Cerro Colorado capacity based on forecast annualised production; Manganese Ore and South Africa Coal capacity adjusted for available rail allocation; and Queensland Coal adjusted for the closure of Norwich Park.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 10

Longer term development options

Well placed to meet growing potash demand

• A major presence in the Saskatchewan potash basin Jansen

• The longer term outlook for potash remains attractive

• Two shafts that will support at least an 8 mtpa operation at Jansen will be fully excavated by end FY14

• Regulatory approvals are being progressed

– Saskatchewan Ministry of Environment has approved the EIS

– mining lease conversions are in progress

• Detailed front-end mine planning and engineering for Jansen is well advanced – focus is on reducing project risk and maximising investment returns – expected to operate at the very bottom of the global cost curve in its expanded state – a modular (two phase) development program is likely to reach full capacity within 10 years of final investment approval

• Final investment decision remains subject to Board approval

BHP Billiton Base Metals site tour, 30 September 2012 Slide 11

Longer term development options

Project economics will determine the way forward at Olympic Dam

• Following a major capital review, we decided to study an alternative, less capital intensive design of the Olympic Dam open pit expansion that involves new technologies

• An alternative design has the potential to substantially improve the economics of the project – heap leach and other technological solutions are being studied

• These studies will require extensive analysis

• An investment decision is far from imminent

Our heap leach test program in Adelaide is well advanced

BHP Billiton Base Metals site tour, 30 September 2012 Slide 12

Key themes

• A strong, experienced and well established management team

• A high quality and uniquely diversified portfolio

• Building strong momentum in our Base Metals business

• Targeting a substantial reduction in costs

• Our longer term development options

BHP Billiton Base Metals site tour, 30 September 2012 Slide 13

Escondida

Well positioned to deliver low risk copper growth

Peter Beaven President Base Metals

30 September 2012

Key themes

• Our confidence in the long term outlook for copper

• A leading producer of Base Metals with a world class resource base

• Strong performance in health, safety, environment and the community

• Targeting significant unit cost savings

• Delivering low risk, high return copper growth

• Our valuable longer term development options

• Our extensive and successful brownfield exploration program

BHP Billiton Base Metals site tour, 30 September 2012 Slide 15

Base Metals Executive Committee

An established, experienced and diverse leadership team

Base Metals

Peter Beaven

Alex Jaques Development Carlos Randy Jones Mesquita

BHP Billiton Base Metals site tour, 30 September 2012 Slide 16

Base Metals – an important driver of value

Committed to

Copper remains a particularly attractive industry for BHP Billiton copper

Well Base Metals is well positioned with a diversified portfolio of positioned high quality assets in established and stable geographies

Delivering Strong operating and project capability which is enhanced performance by our Santiago project hub

Operating Our systems and processes represent a major competitive advantage that will excellence underpin low risk, high return copper growth for the Group

“Substantial mineralisation totalling 27.1 bt1 and a significant commitment to Andean copper belt exploration will ensure BHP Billiton remains a leading and highly competitive producer in the long term”

1. BHP Billiton 2012 Annual report. Refer to disclaimer slides 3 and 4 as presented on 30 September 2012.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 17

Geographically diverse Base Metals business

Base Metals CSG operation

Uranium CSG operation

North America – USA

Copper

Execution

Pinto Valley Restart

Singapore

Marketing hub

Antamina—Peru

Copper—Zinc

Pampa Norte—Chile

Cerro Colorado and Spence Cannington—Australia

Copper Silver—Lead—Zinc

Escondida—Chile Santiago—Chile Copper Project hub

Execution

Escondida Oxide Leach Area Project

Santiago—Chile Olympic Dam—Australia

Headquarters Copper—Uranium

Note: Includes producing assets and major projects in execution.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 18

A leading copper producer

- Third largest global copper producer
  - operator of Escondida, the world's largest copper mine
- Copper production growth over the next three years is significant in the context of the global industry
- Over 95% increase in total contained copper resource base since FY08[1]
- Underpins longer term production profile
- Extensive greenfield exploration land position in the Andean region

A significant producer
(CY11 contained copper production, mt)


BHP Billiton
BHP Billiton growth to FY15
0.0
0.5
1.0
1.5
2.0

Substantial footprint for growth[1]
(% copper equivalent)


2.0
1.5
1.0
0.5
0.0
Resolution
Antamina
Spence
Olympic Dam
Escondida
Bubble size represents size in tonnes
0
20
40
60
80
100
120
140
Copper equivalent contained
(mt)

Sources: Wood Mackenzie, Annual Reports, press releases and BHP Billiton FY12 Annual Report.
Refer to disclaimer on slides 3 and 4 as presented on 30 September 2012 for information regarding BHP Billiton resources and potential mineralisation.
1. Based on top 20 copper deposits, information was obtained from the BHP Billiton FY12 Annual Report for BHP Billiton resources and from Brook Hunt data for the remainder. Resolution is based on the mid case for potential mineralisation, factored for conversion to resources. Grades are inclusive of by-product credits, adjusted for metal recovery. Copper equivalent units based on three month average spot prices. Refer to disclaimer on slides 3 and 4 as presented on 30 September 2012 for reported by-product grades.

BHP Billiton Base Metals site tour, 30 September 2012
Slide 19

Base Metals - a major contributor to BHP Billiton

bhpbilliton
resourcing the future

- Significant component of the BHP Billiton portfolio
- Headquartered in Santiago, employing over 8,000 people in five different countries
- Over the last five years Base Metals has contributed
  - US$25 billion of Underlying EBIT[1], representing 20% of total BHP Billiton Underlying EBIT
  - US$20.6 billion of net operating cash flow[1] representing 19% of total BHP Billiton net operating cash flow
  - 16% of total BHP Billiton copper equivalent production

Contribution to BHP Billiton[1]
(US$ billion) (EBIT margin %)



32
24
16
8
0
100
75
50
25
0
FY08
FY09
FY10
FY11
FY12
Base Metals
Total BHP Billiton EBIT
Base Metals EBIT margin

Production[2]
(five year average, copper equivalent units, %)



Base Metals
16%

1. Excludes Uranium CSG and includes third party products.
2. Excludes Uranium CSG and third party products. Copper equivalent units based on FY12 average prices where available.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 20

Strong performance in health, safety, environment and the community

Health

• Focus on reducing exposure to silica, noise and acid mist

• Monitoring and managing fatigue

Safety

• Material Risk Management Escondida

• Job Safety Observation

• Field leadership

Environment

• Reduce environmental footprint (energy and water efficiency)

• Abatement curves for energy, water and carbon

Cerro Colorado

Community

• Focus on improving quality of life indicators

• Escondida Foundation

• Antamina Fund

• Invested in excess of US$250 million in local communities over the last five years

Japan School – Antofagasta

BHP Billiton Base Metals site tour, 30 September 2012 Slide 21

Safety is a core value for BHP Billiton

Total Recordable Injury Frequency (TRIF)

(number of recordable injuries per million hours worked)

9

BHP Billiton Base Metals¹

6
3

0

FY06 FY07² FY08² FY09 FY10² FY11 FY12 FY13²³

1. Excludes Uranium CSG.

2. Indicates fatalities occurred in the Base Metals Customer Sector Group during the reporting period.

3. TRIF up until 31 August 2012.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 22

Strong recovery underway at Escondida

• Strong operating performance over past five Strong operating performance years, however in FY12 Escondida was (asset utilisation1, %) affected by temporary challenges including 90% industrial action and wet weather – the reversal of one-off events expected Cannington in FY13

• Recovery in ore grade and milling rates at Escondida illustrated by the sharp increase in

Spence

production in the June 2012 quarter – continued improvement in volumes consistent with the mine plan will benefit unit costs in FY13 Cerro Colorado – low cost, high margin volume growth associated with expansion projects will further leverage economies of scale throughout FY13 Escondida

Five year average FY12

1. Antamina is not shown as the expansion project in FY12 was in the process of ramp-up. Spence and Cerro Colorado capacity based on forecast annualised production.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 23

Base Metals performance overview

Margaret Beck VP Finance

30 September 2012

A high margin business with strong returns

- EBIT contribution from assets diversified by product, country and process
- Over the last five years Base Metals has generated
  - an average EBIT margin of approximately 50%
  - an average EBIT RoC of over 75%
- In FY12 Base Metals contributed 14% of BHP Billiton's Underlying EBIT despite:
  - being negatively affected by industrial action and wet weather
  - copper grades at Escondida reaching an inflection point in the mine plan; and
  - a more than US$900 million reduction in the contribution associated with provisional pricing

Strong and stable margins and returns[1]
(%)



150
100
50
0
FY08
FY09
FY10
FY11
FY12
EBIT return on capital
EBIT margin

FY12 EBIT contribution by asset
(Underlying EBIT[2])



Cannington 20%
Escondida 42%
Antamina
(and Pinto Valley) 19%
Pampa Norte 19%

1. Excludes Uranium CSG and third party trading activities.
2. Excludes exploration and business development and divisional activities.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 25

Underlying EBIT analysis

EBIT variance

(FY12 versus FY11, US$ billion)

8.0

Uncontrollable (1.5) Controllable (1.1)

6.5

6.0

0.1 5.0

(1.5) (0.1) 0.0

(0.1) 3.9

0.0

4.0 (0.5)

(0.5)

2.0

0.0

Y11 ice¹ nge tion otal me² sts² ash sts² ajor and ther Y12—t o c ons² F Pr—co M O F

Infla Sub Voluc

Excha Cash Non outages disrupti

Note: Excludes Uranium CSG.

1. Includes net impact of price-linked costs.

2. The impact of wet weather and industrial action at Escondida has been excluded from Volume, Cash costs and Non-cash costs variance; included in Major outages and disruptions.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 26

Unit costs affected by one-off events and a heated labour market

• Copper unit cash costs increased by 20% in Chilean labour cost by industry

FY12 (index, 2000=100)

200 182%

• Higher costs driven by

150

– pressure on labour costs due to tight market in Chile 100 – increased acid and fuel prices

50

– higher strip ratio at Spence 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Mining Manufacture

– impact of lower volumes on a substantial Electricity, gas and water Construction fixed cost base

Source: COCHILCO; Fundacion Chile; Brook Hunt.

› industrial action at Escondida Base Metals Chilean copper assets breakdown

› lower grade at Escondida (FY12 cash costs, %)

Local

41% Fixed Variable 42% US$ 58% 59%

BHP Billiton Base Metals site tour, 30 September 2012 Slide 27

Targeting significant unit cost savings

- Economies of scale benefits
  - Escondida Ore Access will underpin higher average grades
  - debottlenecking projects will improve throughput
- Reversal of one-off costs incurred in FY12
  - industrial action
  - crushing and conveying maintenance
  - reduction of study and exploration costs
- A substantial reduction in operating costs and non-essential expenditure is targeted in FY13
  - improvements identified through benchmarking with plans in place to close the gaps
- However, challenges remain
  - continued tight labour market in Chile
  - high power costs due to dependence on imported fossil fuels
  - cost of water will increase with transition to desalinated water

Escondida's average copper grade
(% copper)



2.0
1.5
1.0
0.5
0.0
Q4 FY08
Q4 FY09
Q4 FY10
Q4 FY11
Q4 FY12

Grade has a significant influence on unit costs
(index, FY08=100)



250
200
150
100
50
0
FY08
FY09
FY10
FY11
FY12
FY13e
FY14e
Cash cost per tonne of material mined
Cash cost per tonne of copper

BHP Billiton Base Metals site tour, 30 September 2012
Slide 28

Continued investment in high return growth

• Investment in growth to accelerate in FY13 Increasing Base Metals capex supports as high return projects (OGP1 and OLAP) production growth1 progress (investment, US$ billion)

3.0

• Sustaining capital spend is predictable

– due to focus on downstream processes 2.5 – targeting a reduction in FY13

2.0

• Exploration expense peaked in FY12 – significant brownfield exploration success 1.5 – focused greenfield exploration program

1.0

– overall reduction targeted in FY13

0.5

0.0

FY08 FY09 FY10 FY11 FY12 FY13e

Exploration Sustaining and other Growth capex

1. Excludes Uranium CSG.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 29

Low risk, high return projects

Peter Beaven President Base Metals

30 September 2012

Delivering low risk, brownfield volume growth

bhpbilliton
resourcing the future

- Two projects achieved first production in FY12
  - Antamina Expansion increased processing capacity by 38% to 130 ktpd
  - Escondida Ore Access enables the mine plan to access to high grade ore (+1% copper)
- Laguna Seca Debottlenecking was completed at the end of September 2012 and increases processing capacity by 15 ktpd at Escondida
- Low risk projects in execution will sustain strong momentum
  - Escondida Oxide Leach substantially extends cathode production
  - OGP1 sustains an elevated level of copper production at Escondida over the remainder of the decade
  - low complexity Pinto Valley restart will deliver 60 ktpa of copper in concentrate

Projects completed and in execution[1]
(capital expenditure, US$ billion)


≤ US$250m
≤ US$500m
US$501m-US$5bn
Escondida Ore Access
Laguna Seca Deb
FY12
FY13
FY14
FY15
FY16
Antamina Exp
Pinto Valley
Oxide Leach
Escondida OGP1

(timing of first production)

Copper production growth[2]
(index, FY12=100)


CAGR: +10%
(FY12 to FY15)
150
100
50
0
Other Base Metals
Escondida
FY11
FY12
FY13e
FY15e

1. Relates to projects in execution highlighted on slide. Note some projects are completed.
2. BHP Billiton share.

BHP Billiton Base Metals site tour, 30 September 2012
Slide 31

Valuable longer term development options

bhpbilliton
resourcing the future

- Progressing pre-feasibility studies for the Spence Hypogene project
  - exploitation of an extensive hypogene resource of more than 2 bt ore[1]
  - potential development of 95 ktpa concentrator to deliver 150 - 200 ktpa of low cost copper production over the first ten years
- Cannington open-cut studies underway
  - significant near surface resource of 22 mt[2]
  - could extend mine life by more than 20 years
- Escondida post OGP1
  - substantial resources support additional concentrate and cathode production
- Antamina further debottlenecking
  - existing SAG capacity of 210 ktpd compared to current throughput of 140 ktpd


Spence

1. Open pit limit for declared Sulphide Mineral Resource as reported in BHP Billiton 2012 Annual report. Refer Table 1 on slide 4 as presented on 30 September 2012.
2. Cannington open cut Mineral Resources of 22 mt is included in Table 1 on slide 4 as presented on 30 September 2012.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 32

Significant brownfield exploration success

- Extensive brownfield exploration program at all of our sites
  - approximately 1.5 million metres drilled over the past five years
- Successful exploration has increased our resource base
  - 95% increase in total contained copper since FY08[1]
  - discoveries converted into resources at Pampa Escondida, Escondida Este, Cerro Colorado, Spence hypogene and Antamina
  - doubling in Escondida mineral district resource at a discovery cost of US$0.001 per pound
  - 388% increase in Pampa Norte resource at a discovery cost of US$0.003 per pound
- High quality resource base with 27.1 bt @ 0.55% copper[2]

BHP Billiton's contained copper resource base has increased by over 95% since FY08[1]


(mt)
100
80
60
40
20
0
FY08
FY12

1. After depletion. Excludes Cannington and Uranium CSG.
2. BHP Billiton 2012 Annual report. Refer to disclaimer slides 3 and 4 as presented on 30 September 2012.

BHP Billiton Base Metals site tour, 30 September 2012
Slide 33

Focused commitment to greenfield exploration

bhpbilliton
resourcing the future

- Extensive Andean greenfield exploration land position in the most prospective areas
  - approximately 17,000 km^2 in Chile
  - approximately 11,000 km^2 in southern and central Peru
- Ramping up activity on a number of multi-year exploration programs aimed at testing porphyry copper targets
- Diverse exploration portfolio, with a range of target types and exploration maturity
- More than 50,000 metres of drilling planned during FY13
- Ongoing generative activities aimed at sustaining and building long term exploration pipeline, including third party commercial deals and title applications

Chilean and Peruvian landholding


PERU
LIMA
BOLIVIA
Iquique
Antofagasta
ARGENTINA
SANTIAGO
CHILE
Concepcion
200 km
LEGEND
LANDHOLDING
BHPBILLITON

BHP Billiton Base Metals site tour, 30 September 2012
Slide 34

Key themes

• Our confidence in the long term outlook for copper

• A leading producer of Base Metals with a world class resource base

• Strong performance in health, safety, environment and the community

• Targeting significant unit cost savings

• Delivering low risk, high return copper growth

• Our valuable longer term development options

• Our extensive and successful brownfield exploration program

BHP Billiton Base Metals site tour, 30 September 2012 Slide 35

Our confidence in the long term outlook for copper

Shaun Verner Vice President Base Metals Marketing

30 September 2012

A centralised approach

• Marketing is centralised across commodities providing a coordinated view. Our responsibilities include – selling our products and purchasing all major raw materials – managing the supply chain for our products, from asset to market; and raw materials, from suppliers to asset – managing credit and price risk associated with the revenue line – achieving market clearing prices for our products – defining our view of long term market fundamentals

• Marketing volumes in FY12 (contained metal) – copper concentrates: 710 kt – copper cathodes: 760 kt – lead (silver) concentrates: 240 kt – zinc concentrates: 110 kt

BHP Billiton Base Metals site tour, 30 September 2012 Slide 37

Demand drivers are diverse across both geography and sector

bhpbilliton
resourcing the future

- Copper demand is dominated by construction, power and electrical applications which have low substitution risk
- Demand is driven by both investment and consumption led growth
  - urbanisation
  - floor space per capita
  - consumables
  - replacement demand
- China is the most significant market, however growth is geographically diverse
  - developing economies need copper in metals intensive construction and infrastructure investment phase
  - developed economies need copper across a wide range of applications in consumption phase

Demand by key sector 2011
(mtpa)



9
6
3
0
Building construction
Power and telecom infrastructure
Industrial equipment
Transport
Consumer durables
Cooling
Electrical/ electronic strip
Other equipment

Demand by region 2011



Other 23%
China 37%
North America 9%
North Asia 11%
Europe 20%

Source: ICA; CRU International; IWCC.

BHP Billiton Base Metals site tour, 30 September 2012
Slide 38

Demand evolves with economic development

• Emerging economic growth will transition Copper semis intensity per capita from being investment to consumption led (kg/capita)

GDP elasticity of copper 35 consumption per capita

• Copper plateaus later in the industrialisation 1980-2011 cycle when compared with the infrastructure 30

China 1.3

driven commodities

India 1.1

25

• China and India are still in the early stages of development 20

15

• Chinese semis1 intensity per capita driven by increasing urbanisation, increasing wealth 10 and replacement demand

5

• Intensity per capita driven primarily by domestic consumption but exports continue 0

0 10 203040 50

to play a part

GDP per capita

(2005 real US$’000, PPP basis)

USA 1950-2011 Japan 1950-2011 Germany 1950-2011 Korea 1971-2011 China 1980-2011 India 1980-2011 China 2012-25 India 2012-2025

1. Semi fabricated products. Source: BHP Billiton; World Bank; CRU.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 39

Long term drivers of demand remain intact

• Global population growth has continued, Urbanisation is the key driver of global demand as has growth in the share of urban (billion people) population 9

Rural population Urban population

• Urban population is expected to grow 6

60%

globally from 3.6 billion (2010) to 4.3 billion 52% (2020) to

5.0 billion (2030) 3

34%

• Rural population is expected to remain flat 0

from 2010 1950 1960 1970 1980 1990 2000 2010 2020 2030

• Per capita wealth increases more quickly Copper intensity increases with urbanisation in urban environments (index value)

400

• Commodity demand growth is set to 300 continue as urban populations increase

200

• Chinese copper intensity doubles from 100 rural to smallest urban centre; and more

0

than triples from rural to large urban centre China rural <0.5 1.5—5.0 5.0—10.0 >10.0

China urban city population size

(million people)

Source: United Nations (Population Division, Department of Economic and Social Affairs).

BHP Billiton Base Metals site tour, 30 September 2012 Slide 40

Strong primary demand growth expected despite increasing secondary supply bhpbilliton
resourcing the future

- Total semis demand expected to grow at 3% CAGR over the next decade
- Primary drivers will be China at approximately 5% CAGR and India at approximately 10% CAGR
- Rest of world demand growth is balanced between developing economies in Asia, Africa and Latin America and maturing demand profiles in Europe and North Asia
- Despite increasing secondary supply, primary demand growth remains robust

Copper semis demand
(index, 2000=100)



200
160
120
80
40
0
2% CAGR (2000–10)
3% CAGR (2010–20)
Exchange inventories increased 330kt
Rest of world
Primary demand
India
China
CY00
CY02
CY04
CY06
CY08
CY10
CY12
CY14
CY16
CY18
CY20

Source: ICA, CRU; Wood Mackenzie.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 41

Secondary supply is increasing, but China remains short copper units

• While the size of the future scrap pool has Scrap contribution to global copper supply increased significantly, the contribution of (mt) secondary units to global copper supply has

28

only experienced modest growth Primary

• Secondary supply from recycling is a function Total scrap

24

of product life-cycle, collection ollection rates and recovery rates

20

• In China the recycling rate is already higher than the rest of the world due to a lower cost base and extensive collection infrastructure 16

• Chinese collection and recovery rates are expected to increase marginally over the coming 12 decade 1.6% CAGR (CY00 to CY11)

• This is offset by an extension to life-cycles in 8 power infrastructure and construction applications 4

• Despite an increasing share of demand satisfied by secondary supply, China remains short 0 copper units and primary supply is required 2000 2005 2011

Source: Wood Mackenzie; CRU.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 42

Copper: a material of choice and substitution risk is lower in key market sectors

• Overall substitution tonnage loss remains Substitution losses by product small at approximately 2% of the global (% share of product market lost in 2011) market

2% Electric motors

• Limited impact in high volume sectors

(wire, cable and electrical applications) 1% Industrial power cable

• Even at a price ratio of 4:1 between 2% Non-insulated uses of wirerod copper:aluminium, substitution has not significantly increased penetration 7% Plumbing tube

• Copper is the material of choice 4% Utility power cable – it is energy efficient and carbon sensitive in a rising energy cost 14% Telecom cable environment

3% Alloy rod and bar

• Detailed analysis shows that the copper industry is also evolving to defend market 4% Commercial tube share

0 20 40 60 80

Substitution tonnage loss in 2011

(thousand tonnes)

Source: ICA; CRU International.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 43

Exchange stocks are low, Chinese bonded stocks fill the gap

• Exchange stocks are at historically low Copper exchange/bonded stocks versus price levels as a percentage of demand, (kt) (US$/t) representing less than two weeks of 1,500 12,000 global consumption

1,000 10,000

• The historical relationship between

500 8,000

exchange stocks and price has broken down 0 6,000

Dec 09 Jun 10 Dec 10 Jun 11 Dec 11 Jun 12

• Shanghai bonded stocks have become China bonded Asia Europe more prominent as USA LME price (RHS)

– China’s proportion of global demand Underlying Chinese demand is strong has increased (index, 2000=100)

450 12% CAGR

spot demand versus long term 350 (CY00 to CY11) contract demand in other regions has decreased 250

150

• Stocking and de-stocking cycles both 50 drive and respond to the SHFE/LME (50) price arbitrage 2000 2005 2011

Domestic mine Concentrate imports Cathode imports Other imports Scrap Inventory change

Source: LME; SHFE; Comex; NBS; China Customs.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 44

Short term cyclical stock changes are not indicative of long term demand trends

• Chinese refined metal purchasing Chinese inventory cycle creates short term volatility patterns are volatile (% change YoY, 3 month moving average)

80

• Refined supply from domestic production Semis output and imports tend to peak and trough on

Refined supply

downstream demand expectations, often

60

amplifying short term inventory flow

• China is the most active spot market globally, but long term contracts are now 40 more prevalent

• Consumers, traders and producers have 20 different drivers for activity

• The long term demand trend for copper

0

units is very positive, but short term volatility will continue

(20)

Feb 09 Nov 09 Aug 10 May 11 Feb 12

Source: NBS; China Customs; BHP Billiton analysis.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 45

Concentrate availability is recovering but disruptions and delays will continue

• The global copper concentrate market is Concentrate production Concentrate surplus/deficit transitioning from a period of structural deficit (% primary smelter capacity) relative to optimal (88%)

primary smelter capacity

towards a more balanced market (kt)

98% Concentrate surplus/shortfall @ 88% 1,000

• TCRCs have more recently been driven by

scarcity of concentrate smelter utilisation after disruption Concentrate production as % of

• Key sensitivity relates to potential for supply capacity (LHS) disruptions (average ~800 ktpa lost production over past five years) 88% 0

• Forecast surplus continues to decline and be deferred as supply growth falls short of expectations

78% (1,000)

• China remains the location for lowest cost smelting but they continue to rely on approximately 3 mtpa of copper cathode

• Concentrate qualities are becoming more

68% (2,000)

complex and premium concentrate such as 2004 2006 2008 2010 2012 2014 Escondida will become increasingly valuable

Source: Wood Mackenzie, CRU

Note: The Wood Mackenzie methodology for deriving the outlook is the added or subtracted requirement for copper-in-concentrate over and above the base case plus highly probable plus an allocation from probable projects.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 46

Structural challenges remain in the longer term despite the short term potential for the market to rebalance bhpbilliton
resourcing the future

- In addition to the strong near term volume growth expected in our own portfolio, higher prices have incentivised a supply response from the industry
  - a number of new projects have or are scheduled to deliver new production in the short term
- This could lead to the curtailment of higher cost operations or an increase in exchange stocks

A selection of growth projects
(average incremental production, ktpa)



500
400
300
200
100
0
Greenfield
Brownfield
BHP Billiton assets[1]
Los Bronces
Mina Ministro Hales
KOV Restart
Caserones
Oyu Tolgoi
Salobo I/II
Antapaccay
Buenavista
Grasberg
Collahuasi
Esperanza
Sierra Gorda
Konkola Deep
Frontier Restart
Tenke
Kolwezi tailings

Source: Wood Mackenzie. BHP Billiton assets shown on 100% basis.
1. BHP Billiton Base Metals Assets, 100% basis for Escondida and Antamina.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 47

Supply-side challenges: grade decline a major constraint

• Copper grades have declined at an Industry average head grade average rate of 2.8% per annum over (% copper in process feed) the last decade 1.2

• Lower grades have an impact on Historical Forecast productivity, increasing costs as 1.0 production decreases

• New discoveries have not been able to 0.8 reverse the long term trend

• At the same time new technologies and 0.6 improved processes have unlocked value in lower grade resources but at a higher cost 04 .

0.2

0.0

1980 1989 1998 2007 2016 2025

Source: Wood Mackenzie, Q2 2012 update.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 48

Resource depletion infers that significant inducement of new supply is required

• Current production will continue to Copper mine production decline due to depletion of resources (mt) and lower ore grades 35

• Resource nationalisation, environmental regulations, capital and 30

Possible projects

operating expenditure escalation, infrastructure constraints and 25 Demand taxation/royalty increases continue to challenge the supply response 20

• Substantial investment in brownfield

Probable projects

and greenfield capacity will be required 15 to cover the demand gap Highly probable projects

• Therefore, on average, prices will need 10 to remain high enough to induce new Base case supply 5

0

CY10 CY15 CY20 CY25

Source: Wood Mackenzie, Q2 2012 update.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 49

South America will provide the majority of additional supply, albeit with greenfield risk

Europe copper supply North America copper supply (mined copper, kt) (mined copper, kt) 18,000

18,000 Asia and Australia copper supply

(mined copper, kt)

12,000 18,000

12,000

6,000 12,000 6,000

0 6,000

0 2010 2015 2020 2025 2010 2015 2020 2025 0

2010 2015 2020 2025

South America copper supply

(mined copper, kt) Africa and Middle East copper supply

18,000 (mined copper, kt)

18,000 12,000 12,000 6,000 6,000 0

2010 2015 2020 2025 0 Base supply 2010 2015 2020 2025 Brownfield projects Greenfield projects

Source: Wood Mackenzie, Q3 2012 update.

BHP Billiton Base Metals site tour, 30 September 2012 Slide 50

Base Metals key themes

• A strong, experienced and well established management team

• A high quality and uniquely diversified portfolio

• Building strong momentum in our Base Metals business

• Targeting a substantial reduction in costs

• Our longer term development options

BHP Billiton Base Metals site tour, 30 September 2012 Slide 51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 30, 2012	By:	/s/Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary